U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                             ENVIROKARE TECH, INC.,
                              a Nevada corporation
             (Exact name of registrant as specified in its charter)


NEVADA                                                                 880412549
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


2470 Chandler, Suite 5, Las Vegas, Nevada                                 89120
(Address of registrant's principal executive offices)                (Zip Code)


                                  702.262.1999
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

Title of Each Class                       Name of Each Exchange on which
to be so Registered:                      Each Class is to be Registered:
--------------------                      -------------------------------

        None                                           None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001
-----------------------------
       (Title of Class)



                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010

                             Envirokare Tech, Inc.,
                              a Nevada corporation

      Index to Amendment Number Three to Form 10-SB Registration Statement


Item Number and Caption                                              Page
-----------------------                                              ----

2.       Plan of Operations                                            3

13.      Financial Statements                                          6
15.      Financial Statements and Exhibits                             6

15(a)    Index to Financial Statements                                 6
         Financial Statements                                   F-1 through F-10

15(b)    Index to Exhibits                                      E-1 through E-4

         Signatures                                                    7

Item 2. Plan of Operations

Pallets are base components for most packaging which allows goods to be transported or warehoused economically by providing a foundation which enables the use of forklifts and vertical storage. Most commonly associated with a four-foot square wood platform, pallets are also engineered from other materials and in varying dimensions. Pallets are key factors in worldwide retail and industrial distribution. The pallet industry is considered part of the overall transportation packaging industry and is critical to global commerce. Almost every item manufactured or processed is shipped or stored on pallets as it is packaged for distribution. The pallet industry in North America has grown into a billion dollar business. The industry is characterized by many small, localized, and/or specialized companies that usually have an operational radius of less than 100 miles, none of which individually has any appreciable market impact. The primary industry users of pallets are those that deal in (i) food and beverages; (ii) paper and fiber; (iii) steel and metal; (iv) automotive; (v) chemicals and fluid; and (vi) printing.

The Company is currently involved in extensive testing of the Pallet. In the interests of safety, structural integrity, reliability and cost-effective production, the Company is currently conducting an in-depth analysis of compound variables and strengths, extrusion methods and equipment modifications. The Company plans to conduct further tests to determine the longevity of the Pallet in comparison to pallets made of other materials. The Company believes that initial tests indicate that the standard 48" x 40" Pallet will enjoy greater longevity than the typical hardwood pallet.

The Company believes that the extensive testing has minimized any concerns as to the Pallet's design or ability to perform. The Company anticipates that within the next 2 to 3 months it will produce, or cause to be produced, 400 new prototypes of the Pallet for testing by prospective customers.

The Company is negotiating with an international press and mold manufacturer to supply the appropriate mold for the Company's production facility. The Company anticipates that its new molded-rubber technology may capture a small but significant portion of the North American pallet market during the next few years. The Company believes that there is an increasing demand for alternate material pallets.

The storage of used tires has become an ever-growing problem. Some governments have instituted programs to encourage the use of used tire rubber. One such jurisdiction is the province of British Columbia, Canada which offers grants to companies that find uses for used tires. Millions of scrap tires are being recycled annually in Canada. Only two Canadian provinces, Ontario and Newfoundland, do not have stewardship programs for scrap tires. Various jurisdictions are also enacting laws aimed at addressing the problem of waste tire storage. California has fines anywhere from $500 to $10,000 per day for each violation of its tire storage laws, including imprisonment in some circumstances. California, as other jurisdictions, supplements the cost of storing used tires by charging consumers a $.25 per tire fee. Moreover, Arizona passed a bill in early 1998 that provides incentives for tire recycling. Oklahoma and Colorado have also passed similar laws. In total, 48 states have laws regarding scrap tire management. The Company believes that the environment is appropriate for profitable rubber recycling.

The Company anticipates that its manufacturing processes will produce significant amounts of crumb rubber, differing in grade and price per pound. The Company anticipates that the crumb rubber not used to manufacture the Pallet will be sold as crumb rubber. The major producers of crumb rubber in the United States are Baker Rubber, EnviroTire, Rouse Rubber and Recovery Technologies. The Company anticipates that with the cost of rubber increasing during the past five years, the demand for crumb rubber will increase. Crumb rubber is currently used for the construction of athletic fields, roadfill, landfill, filler in new tires, engineering applications and agricultural applications. The Company anticipates that new and innovative uses for the world's excess of discarded tires will continue to be developed.

The Company recognizes that there are certain risks beyond its control that may have a material effect on the Company's business. Some of the possible risks are
(i) the price of natural and synthetic rubber will decline to crumb rubber levels, thereby eliminating the need for crumb rubber; (ii) government legislation prohibiting the use of crumb rubber in all products; (iii) market resistance to recycled materials; (iv) introduction of new, more sophisticated, methods of tire recycling equipment rendering the Company's system obsolete; and
(v) many more tire recycling companies entering the market lowering the price of crumb rubber and eliminating tipping fees.

The Company has proceeded as plan in the ongoing development of the Pallet. The Company's focus has been to ensure that the Pallet meets or exceeds current market standards and that the Pallet will be superior in performance and cost effective. The Company's focus on the safety, structural integrity, reliability, and cost effectiveness of the Pallet has led to in depth analysis of compound variables and strengths, excrusion methods and equipment modifications. Management believes that after extensive studies and refinement, it has minimized or completely eliminated any concerns as to the Pallet's design and ability to perform. The Company plans to conduct further testing which it believes will provide information as to the longevity of the Pallet compared to other materials and provide marketing strategies for the Company. Analysis to date indicate that the standard 48" x 40" pallet will surpass current hardware pallet abilities and will be a strong competitor in the pallet industry worldwide. The Company believes that final testing reports will clearly define product reliability over time.

Initial prototypes distributed by the original Pallet Company have been changed and refined; therefore, the Company anticipates it will produce 400 new prototypes for on-site testing for prospective customers. The Company believes that after a final engineering analysis report is completed, production should proceed within 6-8 weeks. Although the Company's decision to further test the Pallet has set back the production dates, the Company is now satisfied that the Pallet will stand on its own integrity upon production, and that the Company has minimized or eliminated any concerns as to the Pallet's design and ability to perform. The Company, in order to meet its requisite budget, is currently holding negotiations with various investors. With proper investment, the Company now believes that it is at the point where it can move forward with its production and marketing plans.

The Company has been in the development stage since its inception on June 15, 1998. Although the Company holds significant assets, realization of those assets is dependent upon the Company's ability to meet future financing requirements, and the success of future manufacturing operations. For the fiscal year ending December 31, 1998, the Company had total assets of $39,958, including cash of $2,388. For the six months ended June 30, 1999, the Company had total assets of $48,579, including cash of $4,835. The Company's net loss for the period ending December 1998 was $34,427. The Company's net loss for the six months ending June 30, 1999 was a total of $99,248, which occurred primarily as a result of an increase in general and administrative expenses, listing expenses, filing fees, and legal and accounting fees. The Company remains in the development stage and as of June 30, 1999, has not realized any significant revenues from its planned operations. At December 31, 1998, current liabilities exceeded current assets by $61,267. At June 30, 1999, current liabilities exceeded current assets by $98,232. From June 15, 1998 (inception) through June 30, 1999, the Company has raised approximately $115,000 as a result of the sale of its common stock and loans made to the Company, a significant portion of which has been paid out as operating expenses.

The Company, being a developmental stage enterprise, is currently putting technology in place which will, if successful, mitigate the net loss experienced by the Company. The Company is reviewing its options to raise substantial equity capital. Management has proceeded as planned in the ongoing development of the Pallet. In depth analysis of compounds, excrusion methods, and equipment modifications have been studied and refined, as have initial prototypes of the Pallet. The Company anticipates production of commercial quantities of the Pallet will proceed within 6-8 weeks after the final engineering report. In order to meet its requisite budget, management has held and continues to conduct negotiations with investors. The Company hopes that these negotiations will result in significant investment income for the Company. To achieve and maintain the competitiveness of its products and to conduct costly and time-consuming production and development, the Company may be required to raise substantial funds in addition to the funds already raised through the issuance of the Company's shares. The Company's forecast for the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could fail as a result of a number of factors. The Company anticipates that it will need to raise additional capital in order to develop, promote, produce and distribute its products. Such additional capital may be raised through additional public or private financings, as well as borrowings and other resources.

There can be no assurance that additional funding will be available under favorable terms, if at all. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain products that the Company would not otherwise relinquish. However, the Company believes that it is poised to maintain its long-term liquidity. Management of the Company believes that its plans described above will enable it to meet its obligations for a period of at least twelve (12) months from June 30, 1999. The Company believes that within a short period of time, it can begin manufacturing and marketing commercial quantities of the Pallet. Coupled with the further issuance of common stock of the Company, the Company believes it can significantly improve its long-term liquidity.

Impact of the Year 2000. The Company anticipates that the Year 2000 ("Y2K") could impact the business of the Company. Many business software programs use only the last two digits to indicate the applicable year. Unless these programs are modified, computers running time-sensitive software may be unable to distinguish between the year 1900 and the year 2000, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

In order to improve operating performance and meet Y2K compliance, the Company anticipates it will undertake a number of significant computer systems initiatives. The Company has determined that the incremental cost of ensuring that its computer systems are Y2K compliant is not expected to have a material adverse impact on the Company. The Company anticipates completing a preliminary assessment of each of its operations and their Y2K readiness and feels that the appropriate actions will be taken. The Company has determined that, with modifications to existing software and conversions to new computer systems, the Y2K issue will not pose significant operational problems for its computer systems. The Company recognizes, however, that if such modifications are not completed, the Y2K issue could have a material impact on the operations of the Company. The Company has determined that, at this time, none of the Company's production processes or technology systems are computer controlled. However, the Company does recognize that its manufacturing processes will eventually be, either partially or completely, controlled by computers. The Company anticipates that the computer processes it utilizes will be Y2K compliant. The Company anticipates the initiation of formal communications with a number of its prospective suppliers to determine the extent to which the Company's computer systems are vulnerable to those third parties' failure to remedy their own Y2K issues, and anticipates it will initiate similar communications with prospective customers in 1999. There is no guarantee that the systems of other companies on which the Company's computer systems rely will be timely converted and will not have an adverse effect on the Company's computer systems.

Currency and Cash. As a point of clarification, as used in this Registration Statement the word "Dollars" and the symbol "$" means and refers to the currency of the United States of America, unless otherwise stated. As used in this Registration Statement the term "CDN$" means and refers to the currency of Canada, in Canadian dollars. At December 31, 1998, the Company had cash on hand of $2,388. For the six months ended June 30, 1999, the Company had cash on hand of $4,835.

Manufacturing and Marketing the Company's Products. The Company anticipates that it will obtain a majority of the resources necessary for the manufacture of the Pallet from tire dumps. The Company believes that the manufacturing process will consume four tires per Pallet.

Initially, the Company will focus on establishing a market niche for the Pallet. Until the demand for the Pallet meets the Company's production of crumb rubber, the Company anticipates that it will sell the excess crumb rubber to various manufacturers in need of such a product. The Company hopes that within 4 years it will be producing 1.25 million pallets a year, with an initial focus on distribution in western North America, eventually expanding into the central and eastern regions.

The Company anticipates that it will initially target industries which traditionally use pallets to transport their products, such as (i) brick; (ii) stone; (iii) beverage; (iv) automotive; and (v) construction. Initial marketing efforts will be concentrated in (i) public demonstration samples sent to large users; (ii) trade shows and testimonials of actual customers; (iii) promotion with environmental and recycling groups; (iv) press releases; and (v) extensive research and development for other applications.

Proposed Production Facilities. The majority of the Company's manufacturing activities will be completed on site by the use of removable prefabricated crumb rubber and pallet molding plants; thereby conserving the fuel usually expended moving the resources from one place to another.

Item  13.  Financial Statements

Copies of the Company's Unaudited Financial Statements for the six month period ended June 30, 1999, as required by Item 310(g) of Regulation S-B are filed with this Amendment Number Three to the Company's Registration Statement Form 10-SB.

Item 15.  Financial Statements and Exhibits

(a)  Index to Financial Statements.                                  Page
                                                                     ----

Independent Auditor's Report for Fiscal
Year ended December 31, 1998                                          F-1

Unaudited Statements of Financial Position
as at June 30, 1999                                                   F-2

Unaudited Statements of Operations and Accumulated
Deficit for Period from June 15, 1998 (inception) to                  F-3
December 31, 1998, for Period from June 15, 1998 (inception) to June 30, 1999 and for the six-month Period Ended June 30, 1999

Unaudited Statements of Cash Flows for Period from
June 15, 1998 (inception) to June 30, 1999                            F-4

Unaudited Statements of Stockholders' Equity For Period
from June 15, 1998 (inception) to June 30, 1999                       F-5

Notes to Financial Statements                                  F-6 through F-10

 (b)  Index to Exhibits

Financial Data Schedule for
Period From June 15, 1998 (inception)
to December 31, 1998                                           E-1 through E-2

Financial Data Schedule for
Period From January 1, 1999
to June 30, 1999                                               E-3 through E-4

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 3 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, Nevada, on October 25, 1999.

                                                  Envirokare Tech, Inc.,
                                                  a Nevada corporation


                                                  By:   /s/ Charles W. Thomas
                                                        ------------------------
                                                        Charles W. Thomas
                                                  Its:  President

                    [LETTERHEAD OF WILLIAMS & WEBSTER, P.S.]

Board of Directors
Envirokare Tech, Inc.
2470 Chandler, Suite 5
Las Vegas, Nevada 89120

                          Independent Auditor's Report

We have audited the accompanying balance sheet of Envirokare Tech, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations and accumulated deficit, stockholders' equity and cash flows for the period from June 15, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Envirokare Tech, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period from June 15, 1993 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception on June 15, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. Management's plans regarding those matters also are described in Note 2. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.
Williams & Webster, P.S.
Spokane, Washington
February 26, 1999

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        STATEMENTS OF FINANCIAL POSITION
                                  June 30, 1999
                     ( Unaudited - Prepared By Management )

                                                                               December 31,   June 30,
                                                                                  1998          1999
                                                                                            (Unaudited)
ASSETS
      CURRENT ASSETS
           Cash                                                                 $   2,388    $   4,835
           Prepaid expenses                                                           730        3,387
                                                                                ---------    ---------
               TOTAL CURRENT ASSETS                                                 3,118        8,222
                                                                                ---------    ---------

      PROPERTY AND EQUIPMENT
           Furniture and fixtures                                                   1,014        1,014
           Office equipment                                                         2,645        6,488
               Less accumulated depreciation                                         (149)        (475)
                                                                                ---------    ---------
               TOTAL PROPERTY AND EQUIPMENT                                         3,510        7,027
                                                                                ---------    ---------

      OTHER ASSETS
           Patent costs acquired from related party                                33,330       33,330
                                                                                ---------    ---------
               TOTAL OTHER ASSETS                                                  33,330       33,330
                                                                                ---------    ---------

           TOTAL ASSETS                                                         $  39,958    $  48,579
                                                                                =========    =========

LIABILITIES & STOCKHOLDERS' EQUITY
      CURRENT LIABILITIES
           Reimbursement due                                                    $   1,847    $   1,847
           Consulting fees payable, related party                                    --         21,000
           Consulting fees payable                                                   --          3,165
           Accrued interest, related party                                            573        3,670
           Accrued interest                                                          --            307
           Notes payable                                                             --         14,500
           Notes payable, related party - short term                               61,965       61,965
                                                                                ---------    ---------
               TOTAL CURRENT LIABILITIES                                           64,385      106,454
                                                                                ---------    ---------

      COMMITMENTS AND CONTINGENCIES                                                  --           --
                                                                                ---------    ---------

      STOCKHOLDERS' EQUITY
           Common  stock, 200,000,000 shares  authorized, $0.001  par  value;
               5,000,000 and 5,076,540 shares issued and outstanding
               at December 31, 1998 and June 30, 1999, respectively                 5,000        5,077
           Additional paid-in capital                                               5,000       43,193
           Subscriptions received                                                    --         27,530
           Accumulated deficit during developmental stage                         (34,427)    (133,675)
                                                                                ---------    ---------
           TOTAL STOCKHOLDERS' EQUITY                                             (24,427)     (57,875)
                                                                                ---------    ---------

           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $  39,958    $  48,579
                                                                                =========    =========

   The accompanying notes are an integral part of these financial statements.

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                    STATEMENTS OF OPERATIONS AND ACCUMULATED
                  DEFICIT For the Period from inception on June
                            15, 1998 to June 30, 1999
                     ( Unaudited - Prepared By Management )

                                               Period from                                 Period from
                                               June 15, 1998          Six months          June 15, 1998
                                              (Inception) to            Ended             (Inception) to
                                                December 31             June 30               June 30
                                                   1998                  1999                  1999
                                                                     (Unaudited)            (Unaudited)
REVENUES                                        $      --             $      --             $      --
                                                -----------           -----------           -----------

EXPENSES

      Consulting fees, related party                 10,000                30,000                40,000
      Other consulting fees                           6,700                10,500                17,200
      Rent                                            2,920                 5,874                 8,794
      General and administrative                      4,085                14,424                18,509
      Transfer agent fees                             1,353                  --                   1,353
      Depreciation and amortization                     149                   326                   475
      Interest - notes payable                          573                 3,404                 3,977
      Listing expenses and filing fees                8,647                15,936                24,583
      Legal and accounting                             --                  18,784                18,784
                                                -----------           -----------           -----------
           TOTAL EXPENSES                            34,427                99,248               133,675

NET LOSS FROM OPERATIONS                            (34,427)              (99,248)             (133,675)

ACCUMULATED DEFICIT, BEGINNING BALANCE                 --                 (34,427)                 --
                                                -----------           -----------           -----------

ACCUMULATED DEFICIT, ENDING BALANCE             $   (34,427)          $  (133,675)          $  (133,675)
                                                ===========           ===========           ===========

      NET LOSS PER COMMON SHARE                 $        (0)          $        (0)          $        (0)
                                                ===========           ===========           ===========

      WEIGHTED AVERAGE NUMBER OF
           COMMON SHARES OUTSTANDING              5,000,000             5,044,648             5,021,431
                                                ===========           ===========           ===========

   The accompanying notes are an integral part of these financial statements.

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                           STATEMENTS OF CASHFLOWS For
           the Period from inception on June 15, 1998 to June 30, 1999
                     ( Unaudited - Prepared By Management )

                                                                             Period from                             Period from
                                                                             June 15, 1998        Six months        June 15, 1998
                                                                             (Inception) to         Ended           (Inception) to
                                                                              December 31          June 30             June 30
                                                                                 1998                1999                1999
                                                                                                  (Unaudited)         (Unaudited)
Cash flows from operating activities
      Net loss                                                              $     (34,427)      $     (99,248)      $    (133,675)
      Adjustments to reconcile net loss
           to net cash used by operating activities:
      Depreciation and amortization                                                   149                 326                 475
      Increase in prepaid expenses                                                   (730)             (2,657)             (3,387)
      increase in accrued interest, to related party                                  573               3,097               3,670
      Expenses paid by note payable to related party                                2,870                --                 2,870
      Increase in accrued expenses                                                   --                 3,472               3,472
      Increase in accrued expenses to related party                                  --                21,000              21,000
                                                                            -------------       -------------       -------------

      Net cash used by operating activities                                       (31,565)            (74,010)           (105,575)
                                                                            -------------       -------------       -------------

Cash flows from investing activities:
      Equipment                                                                    (1,047)             (3,843)             (4,890)
                                                                            -------------       -------------       -------------

      Net cash used in investing activities                                        (1,047)             (3,843)             (4,890)
                                                                            -------------       -------------       -------------

Cash flows from financing activities:
      Proceeds from sales and subscriptions of common stock                        10,000              65,800              75,800
      Proceeds from issuance of notes payable to related party                     25,000                --                25,000
      Proceeds from issuance of notes payable                                        --                14,500              14,500
                                                                            -------------       -------------       -------------

      Net cash provided by financing activities                                    35,000              80,300             115,300
                                                                            -------------       -------------       -------------

Increase in cash                                                                    2,388               2,447               4,835
                                                                            -------------       -------------       -------------

Cash, beginning of period                                                            --                 2,388                --
                                                                            -------------       -------------       -------------

Cash, end of period                                                         $       2,388       $       4,835       $       4,835
                                                                            =============       =============       =============

      Interest paid                                                                  --                  --                  --
                                                                            =============       =============       =============

      Income taxes paid                                                              --                  --                  --
                                                                            =============       =============       =============

NON-CASH TRANSACTIONS
      Note issued for purchase of equipment and operating expenses
      to related party                                                      $       3,635       $        --         $       3,635
      Note issued for pending patent to related party                       $      33,330       $        --         $      33,330
      Reimbursement due for purchase of equipment                           $       1,847       $        --         $       1,847

   The accompanying notes are an integral part of these financial statements.

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
        For the Period from inception on June 15, 1998 to June 30, 1999
                     ( Unaudited - Prepared By Management )

                                                 Common Stock
                                           --------------------------                                                     Total
                                             Number                       Additional    Subscriptions   Accumulated    Stockholders'
                                           of Shares         Amount     Paid-in Capital    Received       Deficit         Equity
                                           ----------      ----------      ----------     ----------     ----------     ----------
Issuance of common stock in June, 1998:
     For cash at $.002 per share            5,000,000      $    5,000      $    5,000     $     --       $     --       $   10,000

Loss for period ending, December 31, 1998                                                                   (34,427)        (34,427)
                                           ----------      ----------      ----------     ----------     ----------     ----------

Balance
     December 31, 1998                      5,000,000           5,000           5,000           --          (34,427)       (24,427)

Issuance of common stock in March, 1999:
     For cash at $.50 per share                76,540              77          38,193                                       38,270

Subscriptions received in May, 1999:
     For cash at $1.00 per share                                                              27,530                        27,530

Loss for period ending, June 30, 1999                                                                       (99,248)        (99,248)
                                           ----------      ----------      ----------     ----------     ----------     ----------

Balance
     June 30, 1999 (Unaudited)              5,076,540      $    5,077      $   43,193     $   27,530     $ (133,675)    $  (57,875)
                                           ==========      ==========      ==========     ==========     ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Envirokare Tech, Inc., (hereinafter "the Company", was incorporated in June 1998 under the laws of the State of Nevada. In December 1998, the Company acquired the property, assets and undertakings of a business manufacturing and developing a rubber mold technology and rights to a pending patent for the development of a pallet made of recycled materials. The Company is currently developing marketing and manufacturing plans for the products acquired. The Company maintains an office in Las Vegas, Nevada.

The Company is in development stage, and as of June 30, 1999 had not realized any significant revenues from its planned operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities

The Company has been in the development stage since its formation in June 1998. It is primarily engaged in the refinement of manufacturing processes for the development of pallets made of recycled materials.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $34,427 for 1998 and a net loss of $99,248 for the first half of 1999. At December 31, 1998, current liabilities exceeded current assets by $61,267 and at June 30, 1999, current liabilities exceeded current assets by $98,232. The Company, being a development stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern.

The Company is currently reviewing its options to raise substantial equity capital. Management has proceeded as planned in the ongoing development of the recycled rubber pallet. In depth testing and analysis of compounds, extrusion method and equipment modifications have been studied and refined. In order to meet its requisite budge, management has held and continues to hold very strong negotiations with serious investors, which is expected to close pending test results.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Loss Per Share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighing them by the amount of time that they were outstanding.

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes

At December 31, 1998 and June 30, 1999, the Company had net operating losses of approximately $34,427 and $97,708, respectively. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits of losses.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimates.

Year 2000 Issues

Like other companies, Envirokare Tech, Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurance that the Year 2000 issue will not have an impact on the Company's operations.

Reverse Stock Split

During 1999, the Board of Directors authorized a reverse stock split. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1998 have been restated to reflect the reverse stock split.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets. The useful lives of property, plant and equipment for purposes of computing depreciation are five and seven years.
The following is a summary of property, equipment and accumulated depreciation.

                           December        Accumulated                 June           Accumulated
                           31, 1998        Depreciation through      30, 1999         Depreciation through
                             Cost          December 31, 1998           Cost           June 30, 1999
Furniture and Fixtures      $1,014                 $ 50               $1,014             $130
Office Equipment             2,645                   99                6,488              345
                           -------------------------------------------------------------------------------

                            $3,659                 $149               $7,502             $475
                           ===============================================================================

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 4 - INTANGIBLE ASSETS

The amortization of patent costs will begin when final patents are granted. If the Company does not obtain the patent, these costs of acquiring the patent rights from its originator will be charged to operations.

NOTE 5 - DETAILS OF SHORT-TERM DEBT

Reimbursement due, in the amount of $ 1,847, are monies owing to Timothy Zuch for gift certificates provided to the Company, which were deducted from the purchase price of computer equipment. This amount was not invoiced, and therefore was not included in the Note Payable for $ 33,330, dated December 15, 1998 payable to Real Morel.

Short-term notes payable at June 30, 1999 of $76,465 consist of unsecured notes bearing 10% for Real Morel, 5% for Robert Davidson, and 5% for Red Dawn. On September 2, 1999 the note payable to Robert Davidson was repaid in full including accrued interest (See Notes 4 and 7).

                                                                             Interest as of
Date              Description                        Principal               June 30, 1999
---------         --------------------------         ------------------      -------------
8/18/98           Demand promissory note             $  3,635                   $   316
                  Payable to Real Morel
9/24/98           Demand promissory note                5,000                       384
                  Payable to Real Morel
11/16/98          Demand promissory note               10,000                       622
                  Payable to Real Morel
12/15/98          Demand promissory note               33,330                     1,808
                  Payable to Real Morel
12/16/98          Demand promissory note               10,000                       540
                  Payable to Real Morel
1/19/99           Note payable to                      12,500                       279
                  Red Dawn
3/19/99           Note payable to                       2,000                        28
                                                     --------                    ------
                  Robert Davidson
                  Totals as of June 30, 1999         $ 76,465                    $3,977
                                                     ========                    ======

Short-term notes payable at December 31, 1998 of $61,965 consist of unsecured notes bearing 10% interest from a related party (See Notes 4 and 7).

                                                                                Interest as of
Date              Description                        Principal                  December 31, 1998
---------         --------------------------         ------------------         -----------------
8/18/98           Demand promissory note             $  3,635                   $   140
                  Payable to Real Morel
9/24/98           Demand promissory note                5,000                       132
                  Payable to Real Morel
11/16/98          Demand promissory note               10,000                       123
                  Payable to Real Morel
12/15/98          Demand promissory note               33,330                       137
                  Payable to Real Morel

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 5 - DETAILS OF SHORT-TERM DEBT (CONTINUED)

12/16/98          Demand promissory note              10,000               41
                                                     -------          -------
                  Payable to Real Morel
                  Totals as of June 30, 1999         $61,965          $   573
                                                     =======          =======

NOTE 6 - COMMON STOCK

Upon incorporation, 5,000,000 shares of common stock were sold at $.002 per share, under Regulation D, Rule 504. At year's end, the stock was held by 30 shareholders, none of whom held in excess of ten percent of the stock.

As of June 30, 1999, 5,076,540, shares of common stock were issued and outstanding and 27,530 common shares were to be issued.

On February 22, 1999, the Board of Directors authorized a 2-for-1 reverse stock split of the Company's $.001 par value common stock. As a result of the reverse split, 5,000,000 shares were cancelled and additional paid-in capital was increased by $5,000. The financial statements have been adjusted to reflect the reverse stock split as 5,000,000 shares issued at $.002. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1998 have been restated to reflect the reverse stock split.

NOTE 7 - RELATED PARTIES

Madelyn Thomas, who received $10,000 in consulting fees under the terms of an ongoing contract as of December 31, 1998 and an additional $9,000 (with $21,000 more accrued) as of June 30, 1999 (as described in Note 7) is the wife of the president of the Company, Charles W. Thomas.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company entered into consulting contracts with Susan Westfall and Madelyn Thomas on November 1, 1998 for the purpose of establishing corporate offices on behalf of the Company. The terms of Ms. Westfall's contract specify that she will receive $2,500 per month for the term of the contract, which commences November 1, 1998 and terminates April 30, 1999. The terms of Mrs. Thomas's contract specify that she will receive $5,000 per month for the term of the contract, which commences November 1, 1998 and terminates October 31, 1999. Both contracts provide indemnification against any and all liability and provide for reimbursement of expenses up to a specified amount. The may be terminated upon thirty days written notice by either party. On June 1, 1999, Madelyn Thomas, served the Company 30 days notice, to terminate her consulting contract, to be effective at month's end.

The Company entered into a lease for office space for the period of thirty-six months beginning October 1, 1998. Future annual minimum lease payments for the term of the lease are as follows for the years ending December 31:

                              1999                 $ 8,862
                              2000                 $ 9,276
                              2001                 $ 7,200

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 9 - SUBSEQUENT EVENTS

On April 1, 1999, the Company entered into a lease for office space for the period of twelve months beginning April 1, 1999. As of July 31, 1999, the Company and the landlord mutually agreed to cancel the lease without penalty.

The Company has retained Akron Rubber Development Laboratory of Akron, Ohio to test the composite for creep factor and life expectancy. The Company expects test results to greatly exceed minimum industry standards. A first production run of 400 to 500 pallets is expected over the next few months to be integrated into various potential customers for on site testing purposes.